Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth subsidiaries of the registrant as of December 31, 2014.

1.	Hanwha SolarOne U.S.A. Inc. (USA)

2.	Hanwha SolarOne Investment Holding Ltd. (BVI)

3.	Hanwha SolarOne Hong Kong Limited (Hong Kong)

4.	Hanwha SolarOne (Nantong) Co., Ltd. (PRC)

5.	Hanwha SolarOne (Qidong) Co., Ltd. (PRC)

6.	Hanwha SolarOne GmbH (Germany)

7.	Hanwha Solar Canada Inc. (Canada)

8.	Hanwha Solar Australia Pty Ltd. (Australia)

9.	Hanwha SolarOne (Shanghai) Co., Ltd. (PRC)

10.	Hanwha Solar Engineering Research and Development Center Co., Ltd. (PRC)

11.	Hanwha SolarOne Technology Co., Ltd. (PRC)

12.	Hanwha Solar Electric Power Engineering Co., Ltd. (PRC)

13.	Nantong Hanwha Import & Export Co., Ltd. (PRC)

14.	Nantong Hanwha PV – Tech Energy Co., Ltd. (PRC)

15.	Hanwha SolarOne Power Generation (Wuxi) Co., Ltd. (PRC)

16.	Hanwha Solar Global Co., Ltd. (Korea)